UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-194337
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	December 31, 2025

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MediXall Group, Inc.
Full Name of Registrant

Former Name if Applicable

104 N 4th St.
Address of Principal Executive Office (Street and Number)

Leesburg, FL 34748
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Report could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Travis Jackson	800	381-1787
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			No	✓

The Company is delinquent in filing the 2024 Form 10-K and the Form 10-Q for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025. We are in the process of preparing the respective Form 10-Q’s for filing with the Securities and Exchange Commission.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			No	✓

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MediXall Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Travis Jackson
Travis Jackson, Chief Financial Officer